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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66108

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2022_____ AND ENDING _____12/31/2022_____
                                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____Waterway Capital LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_699 Boylston Street, 8th Floor_____
                                                              (No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ana Ward	617-226-8110	award@waterwaycap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_Withum Smith & Brown PC_____
                                          (Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Thomas A. Sargent, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Waterway Capital LLC, as of December 31st, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANA F. WARD
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 11, 2024

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☑ (d) Statement of cash flows.
☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☑ (g) Notes to consolidated financial statements.
☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WATERWAY CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2022

WATERWAY CAPITAL, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Waterway Capital LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waterway Capital LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

March 17, 2023
Whippany, New Jersey

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WATERWAY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

Assets

Cash	$	1,216,819
Accounts receivable		1,605
Deposits and other prepaids		73,869
Due from affiliates		11,808
Right of use assets		573
Property and equipment, net		64,276
Security deposit		14,021
Total Assets	$	1,382,971

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	76,992
Accrued expenses and other liabilities		493,867
Due to affiliates		558
Lease liabilities		573
Contract liabilities		95,835
Total Liabilities		667,825
Member's Equity		715,146
Total Liabilities and Member's Equity	$	1,382,971

WATERWAY CAPITAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue		
Advisory and placement services	$	7,987,527
Other income		80,250
Total Revenue		8,067,777
Operating Expenses		
Employee compensation and benefits		3,729,379
Legal, professional and regulatory fees		1,676,546
Occupancy		487,567
Depreciation		42,322
Technology and communication		77,266
Office expenses		137,797
Travel and entertainment		160,533
Other expenses		37,832
Total Operating Expenses		6,349,242
Net Income	$	1,718,535

WATERWAY CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Membership Units	Accumulated Capital	Total Member's Equity
Balance at January 1, 2022	$ 87,500	$ 1,909,111	$ 1,996,611
Member's distributions	-	(3,000,000)	(3,000,000)
Net income	-	1,718,535	1,718,535
Balance at December 31, 2022	$ 87,500	$ 627,646	$ 715,146

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

WATERWAY CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Flows From Operating Activities		
Net income	$	1,718,535
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		42,322
Amortization of right of use asset		1,083
Changes in operating assets and liabilities:		
Accounts receivable		159,845
Operating leases		2,225
Deposits and other prepaids		20,673
Due from affiliates		117,245
Due to affiliates		(15,016)
Accounts payable		(12,379)
Accrued expenses and other liabilities		(965,422)
Contract liabilities		(979,310)
Lease liabilities		(1,083)
Total Adjustments		(1,629,817)
Net Cash Provided by Operating Activities		88,718
Cash Flows Used In Investing Activities		
Investment in property and equipment		(11,354)
Cash Used in Investing Activities		(11,354)
Cash Flows Used In Financing Activities		
Distributions to member		(3,000,000)
Net Cash Used In Financing Activities		(3,000,000)
Net Decrease In Cash		(2,922,636)
Cash at Beginning of Year		4,139,455
Cash at End of Year	$	1,216,819

WATERWAY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

NOTE 1 - NATURE OF COMPANY

Waterway Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts Limited Liability Company ("LLC") that is a wholly-owned subsidiary of Waterway Partners, LLC (the "Parent Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT, NET
Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets.

INCOME TAXES
The Company is organized as a single-member LLC. Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company flows to the Members of the Parent Company and is includable in the Member's income tax returns. The Company follows Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2022, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. As of December 31, 2022, the Parent Company's federal and state tax returns generally remain open for possible examination for a period of three years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)
after the date which the returns were filed.

REVENUE FROM CONTRACTS WITH CUSTOMERS

REVENUE RECOGNITION
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration of which the entity expects to be entitled in exchange for those goods or services.

As part of this analysis over the revenue recognition of ASC Topic 606 the Company examined the five steps to revenue recognition as follows:

1) <u>Identify the contract(s) with a customer</u>: before entering into an arrangement with a customer, an executed, defined contract is completed
2) <u>Identify the performance obligations in the contract</u>: Clearly identified in each contract that the performance obligation is facilitating the placement of debt and related real estate transactions.
3) <u>Determine the transaction price</u>: Terms are clearly defined in each contract for each performance obligation.
4) <u>Allocate the transaction price to the performance obligations in the contract</u>: Based on the terms of the contract, the transaction price is determined at contract inception for the distinct services underlying each performance obligation.
5) <u>Recognize revenue when (or as) the entity satisfies a performance obligation</u>: Revenue is only recorded by the company once the respective performance obligation has been identified and satisfied.

SIGNIFICANT JUDGMENTS
Revenue from contracts with customers includes investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

INVESTMENT BANKING
<u>Advisory & placement services fees and revenue sharing</u>: The Company provides advisory and placement services. Revenue for advisory arrangements is generally recognized at the point in time that the placement of debt under the arrangement is completed (the closing date of the transaction) or when the contract is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROMOTIONAL INTEREST SHARES

The Company has ownership, by way of promotional interest shares, in three real estate locations. The promotional interest shares entitle the Company to receive a share of the profits from each property after investors receive a threshold internal rate of return. The total payments under the promotional interest will be calculated when the properties are sold or refinanced, based on the profit (or loss) at the time of sale or refinance ("triggering events"). These revenues are considered variable and contingent upon the triggering events and are not recorded until the triggering event transactions are closed. The Company did not earn any revenue related to these promotional interest shares for the year ended December 31, 2022.

OTHER INCOME

Revenue recorded in other income is generally recognized at the point in time that the transaction under the arrangement is completed (the closing date of the transaction) or when the contract is cancelled.

DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers

Investment banking fees	
Advisory and placement services	$ 7,966,957
Expense reimbursement revenue	20,570
Other income	80,250
Total investment banking fee revenue	8,067,777
Total revenue from contracts with customers	$ 8,067,777

CONTRACT BALANCES

The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	January 1, 2022	December 31, 2022
Customer receivables	$ 161,450	$ 1,605
Contract assets	-	-
Contract liabilities	1,075,145	95,835

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONTRACT BALANCES(CONTINUED)

There was no revenue recognized during the year ended December 31, 2022 from performance obligations satisfied (or partially satisfied) in previous periods. The contract liabilities primarily relate to advanced consideration received from customers for contracts.

Contract Liabilities of $890,145 at January 1, 2022 were recognized as revenue during the year ended December 31, 2022. $100,000 was refunded to a client for a deal that did not move forward and $85,000 was used to pay deal related expenses on behalf of our client.

ADVERTISING

The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2022 is $35,419 which is included in other expenses on the statement of income.

FAIR VALUE MEASUREMENTS

The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROMOTIONAL INTEREST SHARES
The Company has interest in promotional shares that entitle them to a share of profits in the underlying real estate locations. While the Company generates revenue upon certain triggering events, there are no such events in process and the value of future events is not able to be predicted. Therefore, the Company cannot reasonably assign a value to the shares.

ALLOWANCE FOR CREDIT LOSSES
The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified advisory and other receivables as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

As of December 31, 2022 and for the year then ended the Company did not provide or experience any credit losses.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2022:

	Estimated Useful Lives		
Furniture and fixtures	7 years	$	115,426
Computer equipment	3 years		85,985
Office equipment	3 years		28,593
Leasehold improvements	Life of lease		191,302
Total Cost			421,306
Less: accumulated depreciation and amortization			(357,030)
Property and Equipment, Net		$	64,276

NOTE 3 – PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense totaled $42,322 for the year ended December 31, 2022. The Company disposed of fully depreciated property and equipment in the amount of $1,129 for no consideration for the year ended December 31, 2022.

NOTE 4 – NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2022, the Company had net capital of $1,020,226, which was in excess of the minimum net capital of $13,106 in the amount of $1,007,120. The Company's aggregate indebtedness to net capital ratio was 0.2 to 1.

NOTE 5 – COMMITMENTS

LEASE COMMITMENTS

Occupancy expense was approximately $464,723 for the year ended December 31, 2022. Included in this expense is a month to month rental for an office space in New York, NY.

NOTE 6 – RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company, Waterway Partners, LLC. The Parent Company also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. The Parent Company also provides other administrative services for which the Company pays an expense sharing service fee equal to the allocated amount of operating expenses associated with the administrative services. During 2022, the Company incurred and reimbursed $463,901 in operating expenses which were paid by the Parent Company.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. During 2022, the related parties incurred $139,637 in expenses that were paid by the Company. The Company also recorded origination fees revenue for $1,500 from WFF Baylor Investor LP, $7,500 from WFF Brunswick Investor, LLC, and $71,250 from WFF Post Rd. At December 31, 2022, the Company has a balance due from Waterway Family Funds of $2,808, WFF Baylor Investor, LLC of $1,500, and WFF Brunswick Investor LLC for $7,500 and a balance due to Waterway Partners, LLC for $558.

NOTE 7 – PROFIT SHARING PLAN

The Company maintains a discretionary profit sharing plan that covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2022 were $102,313.

NOTE 8 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash at one commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. Any loss incurred or a lack of access to such funds could have a significant adverse impact on the Company's financial condition, results from operations, and cash flows.

On March 10, 2023, Silicon Valley Bank became insolvent. State regulators closed the bank, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as its receiver. The Company held deposits with this bank. As a result of the actions by the FDIC, the Company's insured and uninsured deposits have been restored.

During 2022, the Company had three customers that represented 56% of advisory and placement service revenue.

NOTE 9 – LEASES

LEASE RECOGNITION
The Company determines if an arrangement is a lease or contains a lease at inception. Upon adoption of ASC 842, the Company recognized right of use assets and lease liabilities of $20,640.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate of 5.5% based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. For 2022, expenses for these operating leases totaled $1,083 and amortization of the right of use asset totaled $1,083.

NOTE 9 – LEASES (CONTINUED)

LEASE RECOGNITION (CONTINUED)
The maturities of lease liabilities as of December 31, 2022 were as follows:

2023	$	588
Total lease payments		588
Less: imputed interest		(15)
Total	$	573

NOTE 10 – EXEMPTION STATUS

The Company does not handle cash or securities on behalf of its customers. Accordingly, it has no obligations under SEC Rule 15c3-3.

The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker or dealer retailing corporate debt securities; (2) municipal securities broker; and (3) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

NOTE 11 – MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2022 financial statements through the date on which the financial statements were available to be issued. Based on this evaluation, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements, except as disclosed in Note 8.

WATERWAY CAPITAL, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2022

Schedule I

Total assets	$	1,382,971
Total liabilities (aggregate indebtedness)		(196,594)
Total liabilities (non-aggregate indebtedness)		(471,231)
Member's Equity	$	715,146
Add: Discretionary bonus		470,659
Non-allowable assets		
Accounts receivable		(1,605)
Deposits and other prepaids		(73,869)
Due from affiliates		(11,808)
Property and equipment, net		(64,276)
Security deposit		(14,021)
Total non-allowable assets		(165,579)
Net capital before haircut		1,020,226
Less: haircut		-
Net capital		1,020,226
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		(13,106)
Excess net capital	$	1,007,120
Aggregate Indebtedness	$	196,594
Ratio, aggregate indebtedness to net capital		0.2 to 1

No material differences exist in net capital, as reported in Company's Part IIA
(unaudited) FOCUS report as of December 31, 2022.

See accompanying report of independent registered public accounting firm.

WATERWAY CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2022

Schedule II

Management Statement for Exemption of the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 of the Securities and Exchange Commission

Waterway Capital, LLC is exempt from the Reserve Requirements pursuant to Rule 15c3-3 as the Company is registered is a non-covered firm and does not and will not hold customer funds or securities.

The Company is filing an Exemption Report because the Company's limits its business activities contemplated by Footnote 74 of the SEC Release No. 34-70073.

See accompanying report of independent registered public accounting firm.

withum+

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Waterway Capital LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Waterway Capital LLC (the "Company") stated the following:

    (1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

    (2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker or dealer retailing corporate debt securities; (2) municipal securities broker; and (3) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

Whippany, New Jersey

March 17, 2023

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK


Waterway Capital, LLC
Rule 15c3-3 Exemption Report
Year Ended December 31, 2022


Waterway Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) broker or dealer retailing corporate debt securities; (2) municipal securities broker; and (3) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception..

I, Thomas A. Sargent, President, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: President
March 20, 2023

WATERWAY CAPITAL, LLC

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES**

DECEMBER 31, 2022

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ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Member and Management of
Waterway Capital LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Waterway Capital LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 **T** (973) 898 9494 **F** (973) 898 0686 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

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This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

WithumSmith+Brown, PC

Whippany, New Jersey
March 17, 2023